UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934


                                     EATERIES, INC.
                                    (Name of Issuer)

                             Common Stock, $0.002 par value
                             (Title of Class of Securities)

                                       277851101
                                     (CUSIP Number)

                                   December 31, 1996
                             (Date of Event which Requires
                               Filing of this Statement)





             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























     CUSIP No. 277851101             SCHEDULE 13G                    Page 2 of 7



       1   Name Of Reporting Person                              RICHARD W. KOE

           IRS Identification No. Of Above Person                   ###-##-####

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]
       3   SEC USE ONLY

       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                   474,200
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                   474,200

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          474,200

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           12.33%
       12   Type Of Reporting Person*

                                             IN






     CUSIP No. 277851101             SCHEDULE 13G                    Page 3 of 7



       1   Name Of Reporting Person            ASTORIA CAPITAL MANAGEMENT, INC.

           IRS Identification No. Of Above Person                    94-3143169

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A                                                        (b)  [ ]

       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                   474,200
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                   474,200

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          474,200

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]

       11   Percent Of Class Represented By Amount In Row 9

                                           12.33%

       12   Type Of Reporting Person*

                                           CO,IA






             CUSIP No. 277851101          13G            Page 4 of 7 Pages




             Item 1(a).     Name of Issuer.

                            Eateries, Inc. (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                            3240 W. Britton Road, Suite 202, Oklahoma
                            City, OK 73120.

             Item 2(a).     Names of Persons Filing.

                            Richard W. Koe and Astoria Capital Management,
             Inc.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                            The business address of Astoria Capital
             Management, Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

             Item 2(c).     Citizenship.

                            Astoria Capital Management, Inc. is a
             California corporation and Richard W. Koe is a United States citizen.

             Item 2(d).     Title of Class of Securities.

                            Common Stock, $0.002 par value ("Common
             Stock").

             Item 2(e).     CUSIP Number.

                            277851101

             Item 3.   If this statement is filed pursuant to
                       Sections 240.13d-1(b) or 240.13d-2(b) or (c), check
                       whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).






             CUSIP No. 277851101          13G            Page 5 of 7 Pages




                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)  [X] An investment adviser in accordance with
             Section 240.13d-1(b)(1)(ii)(E) (with respect to Astoria Capital Management, Inc. only);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g) [X] A parent holding company or control person in accordance with Section 240.13d-1b)(1)(ii)(G)(with respect to Richard W. Koe only)

                  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ] Group, in accordance with
             Section 240.13d-1(b)(1)(ii)(J).

             Item 4.   Ownership.

                            Reference is hereby made to Items 5-9 and 11
             of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

             Item 5.   Ownership of Five Percent or Less of a Class.

                            Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                            Astoria Capital Management, Inc. is deemed to
             be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) of this Schedule 13 G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including Astoria
             Capital Partners, L.P., MicroCap Partners, L.P. and
             Montavilla Partners, L.P.  Each person for whom Astoria
             Capital Management, Inc., acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.
             Richard W. Koe is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page






             CUSIP No. 277851101          13G            Page 6 of 7 Pages




             two (2) of this Schedule 13G prusuant to his ownership interests in Astoria Capital Management, Inc., Astoria Capital Partners, L.P. and Montavilla Partners, L.P.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                            Astoria Capital Management, Inc. is an
             investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Richard W. Koe is Astoria Capital Management, Inc.'s president and sole shareholder.

             Item 8.   Identification and Classification of Members of the
                       Group.

                            Not applicable.

             Item 9.   Notice of Dissolution of Group.

                            Not applicable.

             Item 10.  Certification.

                            By signing below, each of the undersigned
             certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






             CUSIP No. 277851101          13G            Page 7 of 7 Pages




                                       Signature

                       After reasonable inquiry and to the best of my
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             DATED:  November 20, 1998.

                                        RICHARD W. KOE





                                        /s/ Richard W. Koe
                                        _______________________________
                                        By: Richard W. Koe


             DATED:  November 20, 1998.

                                        ASTORIA CAPITAL MANAGEMENT, INC.




                                        /s/ Richard W. Koe
                                        ________________________________
                                        By: Richard W. Koe
                                        Its: President